March 4, 2011

Mr. Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Inc
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 8, 2010
File Number: 001-14817

Dear Mr. Shenk:

This letter is in response to the SEC Staff’s comments as set forth in your letter dated February 7, 2011, regarding PACCAR Inc’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended September 30, 2010. Our responses reflect the matters discussed in our telephone calls on February 24 and February 28, 2011. For convenience, each of your letter’s comments has been reproduced in italics.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 2. Properties, page 7

1.	Refer to your response to prior comment 1. We continue to believe that information on the number of units of equipment on operating lease is useful to investors, and supplements the new loan and lease unit volume you have indicated in your response to prior comment 6 that you will provide and the information on the dollar amount of new lease volume segregated for equipment on operating lease you are now presenting. Since the dollar amount of equipment on operating lease is disclosed in Note E to the annual financial statements for the trucks and financial services segment, we believe indicating the number of units on this basis would also be helpful, along with notation of the segment(s) to which the number of units subject to residual value guarantees relates. Please reconsider your disclosure of the number of units of equipment on operating lease.

Response:

The Company has equipment on operating leases (EOLs) in both its truck segment and its financial services segment. The EOLs in the truck segment are trucks that have been sold subject to a residual value guarantee and are accounted for as operating leases as prescribed by ASC 840-10-55-12 through ASC 840-10-55-25. These assets are not owned by the Company. The revenue associated with these EOLs is approximately 1% of both truck segment and total revenues and EOLs represent approximately 8% and 4% of truck segment and total assets, respectively. Changes or trends in revenues or assets related to EOLs in the truck segment have not been sufficiently significant to warrant discussion in Management’s Discussion and Analysis (MD&A), therefore, the Company believes disclosure of the number of units of equipment on operating lease in the truck segment is not meaningful for disclosure. If changes or trends in revenues relating to operating lease assets become significant in the future, the Company will provide an appropriate discussion in MD&A.

EOLs in the financial service segment have greater significance. The Company has added disclosure on page 34 of MD&A in Exhibit 13 to its 2010 Form 10-K (2010 MD&A) of the EOL units included in new business volume as discussed in the response to comment 3. In addition, the Company has revised its disclosure of the changes in financial services revenues and costs related to operating leases on page 35 of 2010 MD&A to disclose the financial impact from per unit changes in revenues and costs as well as the impact of changes in average operating lease assets. As a result, investors can gain an understanding of meaningful changes in the Company’s results of operations as a result of operating leases. To our knowledge, no investor or analyst has requested such information. Accordingly, the Company believes that the enhanced analysis included its 2010 MD&A provides investors with meaningful information and that providing the underlying unit balances would not further enhance investors understanding of its result of operations.

Management’s Discussion and Analysis

Overview, page 24

2.	Refer to your response to prior comment 3. The information contained in your response appears to provide useful information that clarifies the company’s circumstances, in particular the portion that refers to the proportion that financial services results impact foreign operations. Please consider adding disclosure consistent with your response as appropriate.

Response:

The Company has added disclosure on page 32 of its 2010 MD&A on the impact of volume, average selling prices and costs on its revenues, cost of sales and gross margin in the truck segment in 2009 compared to 2008. In addition, the Company has added disclosure on the effects of foreign operations on the consolidated pretax return on revenues on page 36. Similar disclosures have been made related to changes in 2010 compared to 2009. The Company will continue to disclose significant changes in the return on revenue in future filings.

Financial Services

2009 Compared to 2008, page 29

3.	Refer to your response to prior comment 6. We note the disclosure that will be added for new loan and lease unit volume. We believe the information should be segregated between loans and leases, with further separate information provided for equipment on operating leases, for consistency with information provided in your responses and disclosed in your filing that is on this basis. Please revise accordingly.

Response:

The Company has added disclosure on pages 34 of its 2010 MD&A of total new loan and lease unit volume as indicated in the Company’s November 15, 2010 response to prior comment 6. In addition, the Company has separately added the number of new EOL units included in new business volume.

The Company has not separately disclosed the total loan unit volume or finance lease unit volume. The Company believes providing this information on a combined basis is consistent with its combined evaluation of loans and finance leases in determining its allowance for credit losses. Both loans and leases relate to a similar customer base (i.e., some customers have both loans and finance leases outstanding with the Company), are secured by the same type of collateral and have a similar payment stream and risk profile. Past due amounts, impaired receivables and other modified finance receivables are monitored on a customer by customer basis and not on a loan versus lease basis.

Consolidated Statements of Cash Flows, page 42

4.	Refer to your response to prior comment 8. Please explain to us in greater detail the circumstances associated with the two foreign subsidiaries that lead to the incorrect reporting activity for loan and direct finance lease originations and collections and the subsidiaries involved. In so doing, explain to us how and why the change in configuration of the accounting system for local statutory purposes caused erroneous over reported activity for “retail loans and direct financing leases originated” and “collections on retail loans and direct financing leases” that was reported in the statement of cash flows, and the reason why this happened and the timing of when it happened. Also, tell us if any other periods were or should have been affected by the configuration change in accounting systems. Additionally, explain to us whether the configuration change represents a change made in internal controls over financial reporting, and the effect this circumstance had with respect to management’s conclusion in regard to controls and procedures for the periods impacted. Further, explain to us why it is appropriate to characterize such erroneous information as a “misclassification” rather than an error.

Response:

We acknowledge the misstatement of the two line items in the Consolidated Statement of Cash Flows was an error. However, the Company does not believe it had a material impact on the financial statements as discussed in the responses to prior comments. The Company used the term “misclassification” to indicate that the error was for equal and offsetting amounts within the Investing section of Consolidated Statement of Cash Flows.

The change in the configuration of the accounting system was primarily a change in a journal entry process that accumulated general ledger flow activity in Mexico, not a change in the Company’s overall accounting systems. The Mexican finance operations represent 1% of consolidated revenues, 5% of consolidated assets and are not a material part of the Company’s overall operations. The change resulted from an effort to better analyze cash flows from loan and lease originations and collections. However, the change resulted in loan and lease activity unrelated to loan and lease volume or collections being treated as if it were new loan and lease volume and collections. This erroneous information was transmitted through the Company’s consolidation system resulting in the over reporting of loan and lease origination and collections in the second and third quarter of 2009.

During year-end financial statement close process for 2009, the Company performed normal analytical review procedures comparing the retail loan and direct financing lease originations to the new loan and lease volume reported in the Results of Operations section of MD&A. Based upon this review, the Company identified that activity for retail loan and direct finance lease originations and collections were incorrectly reported by the Mexican finance companies. The Company completed the 2009 Form 10-K by correcting the error in the Consolidated Statements of Cash Flows. At that time, the Company did not realize the error noted for the full year 2009 also impacted the second and third quarters. In March 2010, after filing the Form 10-K, the Company identified the error also affected the second and third quarters of 2009.

The Company considered the qualitative and quantitative factors of this misstatement and concluded the effect was immaterial to the second and third quarter 2009 consolidated financial statements taken as a whole for the reasons discussed in its prior responses to the Staff’s comments. At that time, the Company also concluded it was appropriate to provide disclosure in a manner more transparent to investors on a prospective basis in its June 30 and September 30, 2010 Form 10-Qs by correcting the 2009 comparative amounts in the Statement of Cash Flows and disclosing the change in Note A to the consolidated financial statements in both quarters.

As part of these considerations, the Company has also evaluated whether this issue represented a change in internal control over financial reporting. In that evaluation, the Company concluded the issue did not materially affect its previous conclusions regarding internal control over financial reporting considering the limited nature and impact of the error as well as the definition of a material weakness under PCAOB Auditing Standard No. 5 and Rule 1-02(a) of Regulation S-X. Additionally, the Company concluded that the change that resulted in the error and the correction of the error do not represent material changes in internal controls over financial reporting. The Company has added closing procedures at the entity level and the consolidated level to evaluate and analyze the cash flows surrounding loan originations and collections to ensure that such an error does not recur. As far as the Company is aware there was no market reaction or concerns from investors as a result of the corrections and related disclosures.

5.	Refer to your response to prior comment 9. We note that you include the proceeds from sales of repossessed equipment in “collections on retail loans and direct financing leases” within the investing section of the cash flow statement because it is the final collection of the original receivable. Although the repossessed equipment was associated with a previously uncollected receivable, it appears to us that the repossession of the equipment was the final collection of the original receivable, for it is at this point that the affected receivable is written off and the allowance for credit losses is charged as appropriate. We believe that “collections on retail loans and direct financing leases” should only represent collections made in the normal course of the contractual terms of the associated receivable arrangement. In connection with this, we believe that proceeds from sales of repossessed equipment should be presented separately, to the extent material, consistent with other public entities that have lending activities.

Response:

The Company has classified the proceeds from the sale of repossessed equipment as part of “Proceeds from asset disposals” in the investing section of the Consolidated Statement of Cash Flows in its consolidated financial statements in Exhibit 13 to its 2010 Form 10-K (2010 consolidated financial statements). The Company has reclassified the prior period amounts to conform to the 2010 presentation and has disclosed the reclassification in Note A on pages 51-52 of its 2010 consolidated financial statements. The Company also disclosed the amount of proceeds from the sale of repossessed equipment in Note D on page 56 of its 2010 consolidated financial statements.

Notes to the Consolidated Financial Statements

Note A. Significant Accounting Policies

Revenue Recognition, page 45

6.	Refer to your response to prior comments 11, 13 and 16. In the response to 11, you state that “customer contracts on non-accrual status that have been modified become contractually current for past due reporting when all amounts due under the new terms after modification have been paid.” In the response to 13, you state that “recognition is resumed if the receivable becomes contractually current … after the customer has made scheduled payments for three months and collection of remaining amounts is considered probable (if contractually modified).” In the response to 16, you state that you “include previously past-due accounts as current for aging purposes immediately upon modification, regardless of whether additional payments have been received.” These statements appear to be inconsistent with one another. Please reconcile and clarify these statements. Also, tell us which of these policies you applied in your historical financial statements, and which you intend to apply going forward.

Response:

The response to prior comment 11 addresses past due reporting and revenue recognition and should be clarified to read: “customer contracts on non-accrual status that have been modified become contractually current for past due reporting immediately and, when all amounts due under the new terms after modification have been paid for three months, the contracts are returned to accrual status”. The response to prior comment 13 addresses revenue recognition. The response to prior comment 16 addresses past due reporting. These policies have been and will be applied in the Company’s financial statements.

Note D. Finance and Other Receivables, page 47

7.	Refer to your response to prior comment 14. You state that you do not evaluate lease contracts for troubled debt restructuring accounting since lease contracts are excluded from the scope of ASC 310-10. However, we understand from information provided to us that you evaluate loans and leases together for purposes of determining impairment pursuant to ASC 310-10 because of common characteristics between the two. Please explain then why you do not also evaluate leases for troubled debt restructuring pursuant to ASC 310-10. Further, tell us how you do evaluate and account for leases that have been modified because of a lessee’s financial difficulties in circumstances similar to those of a troubled debt restructuring, and the amount of leases that have been modified under such circumstances in each of 2007 through 2010.

Response:

The Company does not evaluate lease contracts for troubled debt restructurings since the ASC 310-40-15-11 states that changes in lease agreements are not considered troubled debt restructurings. However, the Company does evaluate loans and leases together for purposes of determining impairment in accordance with ASC 310-10 because of the common characteristics of the Company’s loans and leases. For modified leases, the Company follows the lease accounting guidance under ASC 840. The Company will adopt the disclosure requirements of ASU 2010-20 regarding lease modifications when required.

The amount of modified leases was provided in the Attachment to the Company’s December 17, 2010 response. The amount of modified finance leases that resulted in new agreements classified as operating leases was disclosed in the Company’s November 15, 2010 response to comment 24.

8.	Refer to your response to prior comment 16. Please tell us the basis point change and relative percentage impact (this is, the metric changed by x basis points, which represents a y% change in the metric) of reclassifications of accounts to current from noncurrent/past due on the metric “percentage of accounts 30+ days past due” due to modifications for each period presented in the response. Tell us whether you consider this impact to be material to this metric. Further, in the second to last paragraph in the redacted section of the response, you refer to the percentage portion of the portfolio impacted by reclassification of past due accounts to current upon modification. It appears from information you provided that the decimal point in the percent may be misplaced and the percent is higher. Please clarify.

Response:

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

9.	Refer to your responses to prior comments 21 and 22. Based on the information contained in the response to prior comment 16, we believe you should disclose information in regard to finance receivables (that is, receivables for both loans and leases) that have been modified, inclusive of those considered to be troubled debt restructuring, for each year in which a statement of operations is presented. We believe your disclosure should be on a comprehensive basis and consistent with the information (redacted and unredacted) contained in all applicable responses given to us, at a minimum consisting of:

•	aggregate dollar amount of receivables that have been modified, and the respective amounts associated each with loans and leases,

•	Aggregate percent of the total receivables portfolio balance to which modified receivables apply,

•	respective amounts of receivables modified for credit and noncredit purposes,

•	circumstances under which modifications are performed and the business purpose for the modifications,

•

impact of modifications on the (i) allowance for credit losses, (ii) aging schedule, (iii) length of term of receivables, (iv) recognition of associated revenue, (v) amount of receivables considered to be new volume and basis for such, (vi) rates of interest for modified receivables (for example, whether they have been lowered, increased or kept the same, and the average impact on rates), (vii) reclassification of noncurrent or past due accounts to current, and

•

your subsequent experience with receivables that have been modified (for example, performance under modified terms, e.g. percentage that pay in full, charge offs, and the extent to which modified multiple times and basis for multiple modifications).

In particular, the information (redacted and unredacted) contained in the responses to 21 and 22 appears to be meaningful information to investors. If any of the preceding or other key details considered by management are not material, include in your disclosure an assertion to this fact, for example, troubled debt restructurings. We believe information in regard to modifications will enable investors to have a fuller understanding of the magnitude and associated impact of such on your operations and related policies, results of operations, financial position and cash flows.

Response:

The Company has added disclosures in the Note A on pages 49 and 50 of the 2010 consolidated financial statements under Financial Services Revenue Recognition and under Allowance for Credit Losses, respectively related to modifications. In addition, the Company has made qualitative disclosures in Note D on page 54 of the 2010 consolidated financial statements that improve users understanding of the nature and effect of the Company’s loan and lease modifications.

In addition, the Company has ensured its disclosures comply with the requirements of U.S. Generally Accepted Accounting Principles. The FASB in its recent deliberations on credit quality disclosure specifically rejected the disclosure of all modifications of finance receivables. Further, there are currently no standards for requiring such disclosure. The practice of modifying accounts is part of normal and customary loan servicing that is common to all lenders and such modifications are made for various reasons that have nothing to do with customers experiencing credit difficulty.

As indicated in the Company’s response to prior comment 21, the Company’s accounting systems have not been designed to provide data on modified finance receivables. In response to the Staff’s request, the Company produced reports on all modifications, which took several months to prepare and review and until system changes are made, it is not possible to produce modification data on all accounts within required reporting deadlines. The Company has taken care to ensure that the data provided to the Staff was complete and accurate, but the data was not generated from normal course of business reports that have been designed, tested and subjected to typical internal controls.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

The Company believes the added disclosures it has provided accurately and sufficiently informs investors about the impact of modifications on its Financial Services segment’s results of operations, financial position and cash flows and is in accordance with current disclosure requirements under ASU 2010-20. In addition, the Company will comply with the modification disclosure requirements of ASU 2010-20 when they become effective.

10.	Refer to your response to prior comment 22. Please explain to us why a customer’s “contract balance may increase in conjunction with the addition of new collateral” when the contract is modified and the circumstances in which this occurs.

Response:

One form of modification is to add new collateral to an existing contract. For example, a customer may request to finance additional equipment, such as a dump body, resulting in an increase in the amount financed on a truck. These circumstances do not happen frequently and are not a material lending activity of the Company.

11.	We note the enhanced disclosure in the response to prior comment 27. Please ensure your disclosure in the notes to the financial statements incorporates, as appropriate, the intended revisions indicated in the response to comment 18 of your letter to us dated July 21, 2010 and comments 25 and 31 of your letter to us dated November 15, 2010 as well.

Response:

The Company has expanded its disclosures in its Critical Accounting Policy on the Allowance for Credit Losses on page 41 of its 2010 MD&A and in Note A, Significant Accounting Policies under the Allowance for Credit Losses on page 50 in its 2010 consolidated financial statements to incorporate the information contained in the Company’s response of July 21, 2010 to comment 18, the Company’s response of November 15, 2010 to comments 25 and 31 and the Company’s response of December 15, 2010 to comment 27.

12.	Refer to your response to prior comment 32. You state that modified finance receivables not otherwise specifically evaluated for impairment and not considered to be TDRs have been collectively evaluated in determining the associated allowance for loss in accordance with ASC 450-20. Since individual receivables have been identified for modification, it appears to us that these individual receivables should have been individually evaluated for impairment pursuant to ASC 310-10. Please advise.

Response:

Large groups of small balance loans with similar risk characteristics are collectively evaluated for impairment under ASC 450-20, unless a modification to an individual loan is determined to be a troubled debt restructuring. A modification on an individual loan that is not determined to be a TDR does not automatically result in an individual assessment under ASC 310-10, as ASC 310-40-35-5 indicates only modifications that are TDRs should be accounted for under ASC 310-10, therefore modifications that are not TDRs have been collectively evaluated in determining the associated allowance for loss in accordance with ASC 450-20.

13.	Refer to your response to prior comment 34. Please reconcile for us the portion of the response to 34 that you calculate a specific reserve “on a common (pooled) basis for all other impaired accounts” with your statement in the response to 27 that you use “the fair value of the associated collateral … as the sole basis of measuring impairment on individually evaluated receivables”. In connection with this, please clarify the treatment you used in determining impairment of individually identified receivables pursuant to ASC 310-10.

Response:

As indicated in the Company’s December 17, 2010 response to comment 27, the Company uses the fair value of the associated collateral less costs to sell as the basis of measuring impairment on individually evaluated receivables. ASC 310-10-35-21 allows impaired loans with common risk characteristics to be pooled for measurement of specific impairment. As indicated in the Company’s December 17, 2010 response to comment 34, the Company utilizes historical and current information on collateral fair values and recoveries as a means of measuring impairment on those loans with common risk characteristics.

Notes to the Consolidated Financial Statements

Note E. Allowances for Losses, page 48

14.	Refer to your response to prior comment 41. Specifically in regard to the $309.5 million of finance receivables indicated in the response that were written off in 2009, please address the following:

•

Explain how these receivables are reflected in each line of the revised tabular disclosure contained in the response to comment 21 of your July 21, 2010 letter to us or that may be further revised by responses in your letter to us dated December 17, 2010 (for example, in the response to comment 34). If a portion or all of the $309.5 million is not reflected in any line item, explain the basis for the exclusion.

•

The portion of the $309.5 million that was evaluated for a general reserve pursuant to ASC 450-20 and for a specific reserve pursuant to ASC 310-10, and the amount of the provision recorded for each. Explain to us the basis why some receivables were evaluated under ASC 450-20 and some were evaluated under ASC 310-10.

•	The amount of the $309.5 million attributed each to loans and leases.

•

In the response to comment 18 of your July 21, 2010 letter to us, your revised policy indicates that you specifically evaluate large retail and wholesale accounts with past due balances or that otherwise are deemed to be a higher risk of credit loss. Tell us the amount of the $309.5 million that represents this component.

•	The average length or general range of time for these receivables between when they were determined to be impaired and when the underlying collateral was repossessed and receivable written off.

15.	Our understanding from information you have provided us is that:

•

You calculated a specific reserve for credit losses for loans and leases evaluated individually pursuant to ASC 310-10 and a general reserve for credit losses for loans and leases combined pursuant to ASC 450-20.

•	In calculating the specific reserve pursuant to ASC 310-10, a portion of the reserve is on a customer by customer (individual) basis and on a common (pooled) basis for all other impaired accounts.

•	You provide an allowance for losses based on collateral values when determining impairment, in that once accounts are individually deemed to be impaired they are specifically evaluated for impairment.

•

You use fair value of collateral as the sole basis of measuring impairment on individually evaluated receivables, and if the fair value of the collateral less cost to sell is less than the recorded investment a specific reserve is provided.

•	You consider all impaired finance receivables to be collateral dependent.

•	Repossessed collateral is typically disposed of promptly upon repossession.

You told us and reported that total additions to the allowance for credit losses were, and the corresponding total provision for credit losses was, $104.4 million for the Financial Services segment in 2009. From information you provided us, this amount includes $15.3 million in subsequent losses on repossessed collateral. Therefore, excluding the subsequent losses, additions to the allowance were and provision for losses was $89.1 million in 2009.

From information you provided us, you recorded to the allowance for credit losses in 2009 gross charge offs (that is, exclusive of recoveries of $7.0 million) of $113.5 million in connection with $309.5 million of finance receivables written off in 2009 upon repossession of collateral. Based on our understanding indicated above of how you determine your reserve for credit losses, it appears that the $113.5 million of charge offs solely represents the portion of the specific reserve you calculate on an individual basis pursuant to ASC 310-10. In view of this, please clarify how the (a) portion of the specific reserve you calculate on a pooled based for all other impaired accounts pursuant to ASC 310-10 and (b) general reserve you calculated pursuant to ASC 450-20 are reflected in the additions to the allowance for credit losses and corresponding provision for credit losses in 2009.

16.	In connection with the preceding, please explain to us why you believe the provision for credit losses in 2009 of $89.1 million is reasonable and adequate relative to the $113.5 million of charge offs recorded in 2009 and also after consideration of any amounts associated with the specific reserve calculated on a pooled basis and the general reserve. In this regard, please provide us with an analysis in clear detail that supports the adequacy of the $89.1 million of additions to the allowance for credit losses in 2009, accompanied by an explanation of all key factors and assumptions used in the analysis. The analysis should clearly show the components of the $89.1 million attributed to the (a) specific reserve you calculate in accordance with ASC 310-10 (i) on an individual basis and (b) specific reserve you calculate in accordance with ASC 310-10 on a pooled basis and (c) general reserve you calculate in accordance with ASC 450-20.

Response:

The Company has combined its response to comments 14, 15 and 16 into one response as follows:

As discussed in our recent telephone conversations, at the end of each reporting period, the Company estimates the incurred losses inherent in its finance receivable portfolio and records an allowance for credit losses based upon the estimate. The Company’s methodology for estimating the allowance for credit losses has been described in the prior responses to the Staff’s comments and is accurately described by the Staff in comment 15.

During each period, activity in the allowance includes charge-offs, which reduce the allowance, recoveries of amounts previously charged off, which increase the allowance and a provision for losses. The provision for losses in each reporting period is the amount sufficient to state the allowance for credit losses at the estimated amount of the incurred losses inherent in the finance receivable portfolio at the end of each period. Since most amounts charged off in any one period relate primarily to amounts reserved for in prior periods, there generally is not a direct correlation between amounts charged off and the amounts provided in any one period.

During periods when the overall finance receivable balance declines, charge-offs may exceed the provision for credit losses as the overall exposure declines commensurate with the smaller total receivables balance. The provision for credit losses in 2009 was less than charge-offs primarily due to a decline in the estimate of incurred losses (the allowance for losses). The decline in the estimated losses is principally due to a 20% decline in receivables during the year. The decline in the allowance for losses was 6%, resulting in an increase in the ratio of the allowance for losses as a percentage of receivables to 2.5% at December 31, 2009 from 2.2% at December 31, 2008 reflecting the state of the economy at that time and generally weak conditions in the industry.

Generally, there is a fairly short period (one to three months) between the time that an account becomes impaired and when it is charged off. For this reason, the average amount of impaired receivables will generally be lower than the amount of receivables written off over the course of a year. The following is a representative (not actual) example: An account with a balance of $100,000 becomes 30+ days past-due in March. After contact with the customer and evaluation of the situation, on April 20 a decision is made to repossess the vehicle at which time the account is deemed impaired. The vehicle is repossessed on May 25 and a charge-off for $30,000 (the difference between the net investment of $100,000 and the estimated value of the collateral of $70,000) is recorded. For the yearly activity there would be gross receivables written off of $100,000. For purposes of calculating the average balance of impaired accounts for the year, the account would be impaired for 35 days (the number of days between April 20 and May 25) which would result in an average impaired balance of approximately $9,600 (35/365*$100,000). There are other cases, typically large balance receivables, where the receivable may be impaired for a longer period of time before the receivable is charged off or the receivable may eventually work out and no charge-off is recorded. Given that most accounts are repossessed and charged-off within three months of becoming impaired, it is reasonable that the average impaired balance of $143 million in 2009, as discussed in the Company’s July 21, 2010 response to comment 21, is less than the $309 million that was written off during the period.

The amounts charged off during 2009 do not solely relate to charge-offs of receivables that have specific reserves.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

17.	In the period 2007 through 2010, please clarify for us whether there have been any instances in which the gross carrying amount of finance receivables was written down to the net realizable value of underlying collateral without repossession of the collateral. If so, for each year please tell us the amount written off, the impact of amounts written off in determining the provision for credit losses, and where the amounts written off are reported in your financial statements.

Response:

As the Company indicated in the December 17, 2010 response to comment 39, there were no receivables written down to the fair value of the collateral through a direct charge-off (that is charge off without repossessing the collateral) for the years ended December 31, 2007, 2008 or 2009 and $2.1 million for the six months ended June 30, 2010.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Management’s Discussion and Analysis

Results of Operations

Overview, page 21

18.	Please clarify for us and in your disclosure in the third paragraph on page 21 why weaker foreign currencies affected sales but had minimal effect on income before income taxes in the third quarter 2010. It is not clear how and why the effects of the stronger Australian and Canadian dollar against the weaker Euro and British pound offset for income before taxes but not so for sales.

Response:

The Company has a higher proportion of sales in its European operations compared to its Australian and Canadian operations. In addition, the Company has an even higher proportion of its expenses (in particular Research and Development and Selling, General and Administrative expenses) in its European operations compared to its Australian and Canadian operations.

Since Euro and British Pound denominated sales are a greater portion of total sales, the weakness in these currencies was only partially offset by the stronger Australian and Canadian dollars and as a result, 2010 sales for the third quarter were lower.

For income before income taxes, the stronger Australian and Canadian dollars had a more positive effect on income before taxes since they have an even lower proportion of expenses.

The Company will clarify its disclosure of the effects of foreign currencies on its results of operations in future filings.

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas E. Plimpton
Thomas E. Plimpton
Vice Chairman and Principal Financial Officer